===============================================================================
                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: December 31, 2002                        +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+
+-----------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                  |
+-----------------------------------------------------------------------------+
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
MIKOHN GAMING CORPORATION
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Full Name of Registrant

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Former Name if Applicable
920 PILOT RD
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Address of Principal Executive Office (Street and Number)
LAS VEGAS, NV 89119
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[a] |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the
[b] |     prescribed due date; or the subject quarterly report of transition
    |     report on Form 10-Q, or portion thereof will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    |(c)  The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-K for the year ended December 31, 2002, cannot be filed within the prescribed time period as a result of possible additional audit procedures related to the unavailability of its predecessor audit firm, Arthur Andersen LLP ("Andersen"), to audit discontinued operations losses for the years ended December 31, 2001 and 2000.

Under applicable accounting and Security and Exchange Commission ("SEC") rules, financial statements included within a 10-K filing must include or incorporate by reference previously audited financial statements for all periods presented. As previously announced, Mikohn Gaming sold its exterior sign business unit in October 2002. Although this business unit was not a significant subsidiary within the meaning of applicable SEC rules, the rule requiring that the sold business unit be reclassified as discontinued in the audited consolidated financial statements still applies. As a result of the previously announced change in Mikohn's auditors from Andersen to BDO Seidman LLP in April 2002, the work to re-audit the reclassifications within the required consolidated financial statements of 2001 and 2000 will cause a delay in filing the Company's 10-K. Mikohn does not expect the re-audited consolidated financial statements to result in any material changes from previously filed financial statements.

The Company will file Form 10-K as soon as reasonably practicable but in no event later than April 15, 2003.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           John M. Garner                 702                  896 - 3890
     ----------------------------    --------------    ------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period thatthe registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                      [X] Yes [ ] No
     --------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit A is the Consolidated Statements of Operations for the periods ended December 31, 2002 and 2001. In explanation of the change, attached is a copy of the Press Release dated March 13, 2003, which discusses the Company's losses.


===============================================================================

                           MIKOHN GAMING CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  4/1/03                            By  John M. Garner
  ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT               |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).        |
+-----------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

SEC 1344 (2-99)


Exhibit A

MIKOHN

NEWS FROM:                            CONTACT:     John M. Garner,
	                                   Chief Financial Officer
	                                             Mikohn Gaming
                                                      702-896-3890


               MIKOHN GAMING CORPORATION (NASDAQ: MIKN)
        MIKOHN GAMING ANNOUNCES FOURTH QUARTER AND FULL YEAR 2002
                         FINANCIAL RESULTS
           PRE TAX INCOME FROM CONTINUING OPERATIONS OF $0.02
               PER SHARE FOR QUARTER ENDED DECEMBER 31, 2002


LAS VEGAS, NV, MARCH 13, 2003 - Mikohn Gaming Corporation (NASDAQ: MIKN) today reported financial results for the fourth quarter and fiscal year ended December 31, 2002. The Company reported earnings from continuing operations before income taxes for the fourth quarter ended December 31, 2002 of $0.2 million, or $0.02 per share, compared to a loss from continuing operations before income taxes for the fourth quarter ended December 31, 2001 of $7.7 million, or $0.60 per share. Revenues for the quarters ended December 31, 2002 and 2001 were $27.1 million and $27.9 million, respectively. Revenues from gaming operations were $10.6 million in the fourth quarter of 2002 compared to $11.2 million in the
fourth quarter of 2001.   Revenues from product sales were $16.5 million
in the fourth quarter of 2002 compared to $16.8 million in the fourth quarter of 2001.

During the quarter ended December 31, 2002, the Company averaged approximately 2,380 branded machines in casinos, which earned approximately $25 per day after royalties. Non-branded machines in casinos averaged approximately 385 during the fourth quarter of 2002 and earned approximately $22 per day. Leased games in casinos for which the Company does not provide game hardware averaged approximately 265 during the fourth quarter 2002 and earned approximately $10 per day net of expenses. At December 31, 2002, the number of branded, non-branded and licensed games in casinos totaled 2,380, 394 and 332, respectively. The average number of table games in casinos during the quarter ended December 31, 2002 was 1,065. As of December 31, 2002 the number of table games in casinos totaled 1,067.

After giving effect to losses from discontinued operations and income taxes, the Company reported net income of $0.1 million ($0.01 per share) for the quarter ended December 31, 2002 compared to a net loss of $10.2 million ($0.80 per share) for the quarter ended December 31, 2001.

Earnings before interest, taxes, depreciation, amortization and slot rent expense (EBITDAR) for the quarter ended December 31, 2002 was $8.1 million, compared to $0.9 million for the quarter ended December 31, 2001. The Company discloses EBITDAR as we believe it is a useful supplement to operating income, net income/loss, cash flow and other generally accepted accounting principles measurements; however, we acknowledge this information should not be considered an alternative to net income/loss or any other generally accepted accounting principles
(GAAP) measurements including cash flow statements or liquidity measures. EBITDAR may not be comparable to similarly titled measures reported by other companies. We disclose EBITDAR as it is a common metric utilized and because EBITDA (exclusive of slot rent expense) is a metric used as a significant covenant in our line of credit facility.


Revenues for the years ended December 31, 2002 and 2001 were $102.6 million and $98.2 million, respectively. Revenues from gaming operations were $43.8 million in the year ended December 31, 2002 compared to $44.8 million in the year ended December 31, 2001. Revenues from product sales were $58.7 million in 2002 compared to $53.4 million in 2001.

 For the year ended December 31, 2002, the Company reported a net loss of $37.9 million, or $2.95 per share, compared with a net loss of $9.7 million, or $0.83 per share, for the year ended December 31, 2001. Included in the 2001 net loss was a charge of $3.1 million for the early retirement of debt and $9.7 million of charges for asset write-offs, discontinued operations, and other valuation and impairment charges.

Included in the 2002 net loss were $28.0 million in charges ($27.8 million related to the Company's restructuring initiatives in August
2002) consisting of:

   $5.6 million related to corporate restructuring, primarily related to the reduction in work force and long-term lease commitments; $6.3 million related to impairment of long-term assets;
   $3.0 million related to discontinued operations losses;
   $4.0 million related to obsolete or slow moving inventory;
   $4.3 million related to bad debt provisions; and $4.8 million related to former executive officer severance agreements

During the year ended December 31, 2002, the Company averaged approximately 2,530, 410 and 200 branded, non-branded and licensed games in casinos, respectively, and the games earned approximately $26, $18 and $8 per day, respectively. The number of table games in casinos during the year ended December 31, 2002 averaged approximately 1,090.

Commenting on the financial results for the fourth quarter, John Garner, CFO, stated, "Our restructuring initiatives and cost reduction strategies implemented in the third quarter were the impetus for our improved fourth quarter results and will continue to benefit us in the future. We are pleased with our cash position of approximately $16.3 million at December 31, 2002. We expect to see benefits from our slot machine and table game service outsourcing agreement with Aristocrat in the second half of 2003, and anticipate additional cost savings on a full-year basis of approximately $2 million."

Russ McMeekin, the Company's President and Chief Executive Officer, commented, "The last half of 2002 was both exciting and rewarding for Mikohn. Our revised business model, which emphasizes leveraging our unique intellectual property, has set the stage for continued operational and financial improvements. Our recently announced strategic alliances with a number of industry leaders provide us with exciting growth opportunities in our slot business. Rather than expending our valuable financial and technical resources on the procurement, maintenance and handling of slot machines, we are now able to focus our efforts and talent on exciting new game content."

"Our Systems business achieved strong growth in 2002, recording record revenues of $4.1 million in the fourth quarter as compared to $3.1 million in the corresponding quarter of 2001. For the full year, revenues increased to $9.4 million, as compared to $7.0 million in fiscal year 2001. As we have previously stated, in those jurisdictions where transaction recording is mandatory, such as many European countries and most of the provinces of Canada, our CasinoLink(r) product has become the prominent systems solution."


"Our interior sign and electronics business remains solid. We continue to be a significant supplier to the industry and anticipate that business levels in 2003 will be similar to this past year."

He concluded; "Our fourth quarter results confirm the benefits of the restructuring initiatives undertaken late in the year. Much has been achieved in a short time. Our game pipeline is solid. The Mississippi Gaming Lab has granted Mikohn approval to place our Yahtzee(r) slot game throughout that state. We will shortly be able to offer a ticket-in/ticket-out solution to our customers, and we are in the early stages of the development of a wide-area progressive system with Bally Gaming
and Systems.   We are on track to submit our initial game on the
Aristocrat platform to the regulators and anticipate approval in April. This will form the basis for incremental game placements in the second quarter of this year. Our strategic alliances with Aristocrat Technologies Inc., Sierra Design Group, MultiMedia, Cyberview Technologies, International Game Technology and Bally Gaming and Systems set the stage for a much improved Mikohn in 2003 and onwards."



                                # # #

YAHTZEE is a registered trademark of Hasbro, Inc. and is used with permission. (c) 2003 Hasbro, Inc. All rights reserved.


About Mikohn: Mikohn is a diversified supplier to the casino gaming industry worldwide, specializing in the development of innovative products with recurring revenue potential. The company develops and markets an expanding array of slot games, table games and advanced player tracking and accounting systems for slot machines and table games. The company is also a leader in exciting visual displays and progressive jackpot technology for casinos worldwide. For further information, visit the company's website: http://www.mikohn.com.


Safe Harbor Statement: Except for historical information, statements in this release regarding the business outlook for Mikohn Gaming Corporation (the Company) are forward- looking statements made in reliance upon the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. As such, they are subject to certain risks and uncertainties, including the overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures and general economic conditions as well as the Company's, debt service obligations and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission. These statements reflect the Company's current expectations regarding its future prospects and are subject to change at any time. The Company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.




                   MIKOHN GAMING CORPORATION
     CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Amounts in thousands
except per share amounts)
                              Three Months Ended        Twelve Months Ended
                                 December 31,               December 31,
                               2002       2001            2002       2001
                              ------     ------          ------     ------
Revenues:
  Gaming operations          $ 10,559   $ 11,166       $ 43,859   $ 44,805
  Product sales                16,554     16,772         58,729     53,356
                              -------    -------        -------    -------
Total revenues                 27,113     27,938        102,588     98,161

Operating costs and expenses:
  Gaming operations             7,884      9,473         35,965     29,144
  Product sales                12,203     15,876         56,176     48,474
  Corporate expense             3,124      4,372         12,914     12,860
  Restructuring expense             -          -          5,618          -
  Severance expense                 -          -          4,774          -
  Impairment loss and
    write-off of assets             -      1,656          6,261      1,656
                              -------    -------        -------    -------
Total operating costs and
  expenses                     23,211     31,377        121,708     92,134

Operating income (loss):
  Gaming operations             2,675      1,694          7,894     15,661
  Product sales                 4,351        895          2,553      4,882
  Corporate expense            (3,124)    (4,372)       (12,914)   (12,860)
  Restructuring expense             -          -         (5,618)         -
  Severance expense                 -          -         (4,774)         -
  Impairment loss and
    write-off of assets             -     (1,656)        (6,261)    (1,656)
                              -------    -------        -------    -------
Total operating income (loss)   3,902     (3,439)       (19,120)     6,027

Interest expense               (3,899)    (3,977)       (15,689)   (11,720)
Loss on early retirement
 of debt                            -          -              -     (3,135)
Other income (expense)            223       (267)           375      1,620
                              -------    -------        -------    -------
Income (loss) from continuing
  operations before income
  tax provision                   226     (7,683)       (34,434)    (7,208)
Income tax provision              (54)      (842)        (1,480)      (847)
                              -------    -------        -------    -------
Income (loss) from
  continuing operations           172     (8,525)       (35,914)    (8,055)
Loss from discontinued
  operations, net of taxes        (93)    (1,636)        (1,989)    (1,645)
                              -------    -------        -------    -------
Net income (loss)            $     79   $(10,161)      $(37,903)  $ (9,700)
                             ========   ========       ========   ========

Weighted average common shares:
  Basic                        12,920     12,721         12,843     11,750
  Diluted                      12,920     12,721         12,843     11,750
                             ========   ========       ========   ========
Basic and diluted earnings
  (loss) per share:
  Income (loss) from
    continuing operations     $  0.01    $ (0.67)       $ (2.80)   $ (0.69)
  Loss from discontinued
    operations                  (0.01)     (0.13)         (0.15)     (0.14)
                              -------    -------        -------    -------
Net income (loss)             $  0.01    $ (0.80)       $ (2.95)   $ (0.83)
                              =======    =======        =======    =======